EXHIBIT 99

                    REPRESENTATION OF ARTHUR ANDERSEN LLP


March 26, 2002


Securities and Exchange Commission
450 Fifth Street, NW Judiciary Plaza
Washington, DC 20549

Re: CONFIRMATION OF ARTHUR ANDERSEN REPRESENTATIONS


This letter confirms that Arthur Andersen LLP, our independent public accountants, have represented to us in writing that their audit was subject to their quality control system for the United States accounting and auditing practice to provide reasonable assurance that their engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation, and that availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

Very truly yours,


/s/
Ben Farahi
Chief Financial Officer






















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